CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	September 28, 2025	December 29, 2024
Current assets:
Cash and cash equivalents	$112,633	$98,799
Trade accounts receivable (note 5)	723,854	542,359
Inventories (note 6)	1,247,958	1,110,562
Prepaid expenses, deposits and other current assets	140,364	106,964
Total current assets	2,224,809	1,858,684
Non-current assets:
Property, plant and equipment	1,161,290	1,173,240
Right-of-use assets	98,302	95,568
Intangible assets	245,058	253,319
Goodwill	271,677	271,677
Deferred income taxes	19,621	21,800
Other non-current assets	51,454	40,834
Total non-current assets	1,847,402	1,856,438
Total assets	$4,072,211	$3,715,122
Current liabilities:
Accounts payable and accrued liabilities	$585,248	$490,073
Income taxes payable	51,509	29,668
Current portion of lease obligations (note 9(d))	21,189	17,749
Current portion of long-term debt (note 7)	450,000	300,000
Total current liabilities	1,107,946	837,490
Non-current liabilities:
Long-term debt (note 7)	1,304,220	1,235,870
Lease obligations (note 9(d))	96,080	99,671
Deferred income taxes	23,837	28,630
Other non-current liabilities	52,052	56,810
Total non-current liabilities	1,476,189	1,420,981
Total liabilities	2,584,135	2,258,471
Equity:
Share capital	287,065	268,557
Contributed surplus	70,744	69,920
Retained earnings	1,153,830	1,118,201
Accumulated other comprehensive income (loss) (note 11)	(23,563)	(27)
Total equity attributable to shareholders of the Company	1,488,076	1,456,651
Total liabilities and equity	$4,072,211	$3,715,122
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2025 43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Net sales (note 15)	$910,567	$891,106	$2,540,743	$2,449,070
Cost of sales (note 9(f))	603,970	613,499	1,722,834	1,698,378
Gross profit	306,597	277,607	817,909	750,692
Selling, general and administrative expenses (notes 9(e), 9(f))	95,260	83,605	264,320	312,473
Restructuring and acquisition-related costs (recoveries) (note 8)	19,232	1,057	32,344	(1,038)
Operating income	192,105	192,945	521,245	439,257
Financial expenses, net (note 9(b))	43,708	30,217	105,564	77,215
Earnings before income taxes	148,397	162,728	415,681	362,042
Income tax expense	28,242	31,254	72,915	93,495
Net earnings	120,155	131,474	342,766	268,547
Other comprehensive income (loss), net of related income taxes (note 11):
Cash flow hedges	5,310	(4,393)	(23,536)	(12,722)
Comprehensive income	$125,465	$127,081	$319,230	$255,825
Earnings per share (note 12):
Basic	$0.81	$0.82	$2.28	$1.62
Diluted	$0.80	$0.82	$2.27	$1.62

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2025 44

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended September 28, 2025 and September 29, 2024
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, December 29, 2024	152,411	$268,557	$69,920	$(27)	$1,118,201	$1,456,651
Share-based compensation	—	—	35,853	—	—	35,853
Shares issued under employee share purchase plan	27	1,351	—	—	—	1,351
Shares issued pursuant to exercise of stock options	283	11,676	(3,246)	—	—	8,430
Shares issued or distributed pursuant to vesting of restricted share units	581	13,367	(34,652)	—	—	(21,285)
Shares repurchased for cancellation (including share buyback taxes)	(3,750)	(7,004)	—	—	(178,890)	(185,894)
Share repurchases for settlement of non-Treasury RSUs	(501)	(882)	—	—	(24,875)	(25,757)
Deferred compensation to be settled in non-Treasury RSUs	—	—	1,540	—	—	1,540
Dividends declared	—	—	1,329	—	(103,372)	(102,043)
Transactions with shareholders of the Company recognized directly in equity	(3,360)	18,508	824	—	(307,137)	(287,805)
Cash flow hedges (note 11)	—	—	—	(23,536)	—	(23,536)
Net earnings	—	—	—	—	342,766	342,766
Comprehensive income	—	—	—	(23,536)	342,766	319,230
Balance, September 28, 2025	149,051	$287,065	$70,744	$(23,563)	$1,153,830	$1,488,076
Balance, December 31, 2023	169,986	$271,213	$61,363	$13,650	$1,611,231	$1,957,457
Share-based compensation	—	—	51,502	—	—	51,502
Shares issued under employee share purchase plan	34	1,254	—	—	—	1,254
Shares issued pursuant to exercise of stock options	185	6,304	(947)	—	—	5,357
Shares issued or distributed pursuant to vesting of restricted share units	598	16,504	(34,074)	—	—	(17,570)
Shares repurchased for cancellation (including share buyback taxes)	(13,361)	(22,063)	—	—	(525,314)	(547,377)
Share repurchases for settlement of non-Treasury RSUs	(610)	(988)	—	—	(21,015)	(22,003)
Change from equity-settled to cash-settled arising from change in settlement	—	—	(15,396)	—	—	(15,396)
Payout of employee portion of deferred compensation	—	—	(1,333)	—	—	(1,333)
Dividends declared	—	—	836	—	(102,931)	(102,095)
Transactions with shareholders of the Company recognized directly in equity	(13,154)	1,011	588	—	(649,260)	(647,661)
Cash flow hedges (note 11)	—	—	—	(12,722)	—	(12,722)
Net earnings	—	—	—	—	268,547	268,547
Comprehensive income	—	—	—	(12,722)	268,547	255,825
Balance, September 29, 2024	156,832	$272,224	$61,951	$928	$1,230,518	$1,565,621
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2025 45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Cash flows from (used in) operating activities:
Net earnings	$120,155	$131,474	$342,766	$268,547
Adjustments for:
Depreciation and amortization (note 9(a))	37,134	36,528	105,072	104,910
Loss (gain) on disposal of PP&E, intangible assets, and right-of-use assets	4,343	(22)	4,160	(24)
Share-based compensation	17,604	8,370	35,978	51,618
Deferred income taxes	(2,451)	1,896	(1,194)	14,911
Other (note 13(a))	11,512	4,845	12,625	(28,360)
Changes in non-cash working capital balances (note 13(c))	35,644	(4,869)	(229,504)	(120,726)
Cash flows from operating activities	223,941	178,222	269,903	290,876

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(21,780)	(28,350)	(77,114)	(106,052)
Purchase of intangible assets	(2,402)	(1,191)	(4,771)	(3,736)
Proceeds from disposal of assets held for sale, and other disposals of PP&E	682	285	895	452
Cash flows used in investing activities	(23,500)	(29,256)	(80,990)	(109,336)

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under long-term bank credit facility	(80,000)	(40,000)	—	194,000
Proceeds from term loan	—	300,000	—	300,000
Proceeds from issuance of Senior unsecured notes	—	—	486,280	—
Repayment of delayed draw term loan	—	—	(300,000)	—
Bridge facility commitment fees	(9,275)	—	(9,275)	—
Payment of lease obligations	(5,785)	(3,929)	(14,720)	(10,721)
Dividends paid	(33,586)	(32,874)	(102,043)	(102,095)
Proceeds from the issuance of shares	438	4,911	9,656	6,495
Repurchase and cancellation of shares	(45,477)	(371,522)	(183,495)	(540,732)
Share repurchases for settlement of non-Treasury RSUs	—	(8,140)	(25,757)	(22,003)
Payment of tax on shares repurchased for cancellation under normal course issuer bid program	—	—	(14,910)	—
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	—	(9,401)	(21,285)	(17,570)
Cash flows used in financing activities	(173,685)	(160,955)	(175,549)	(192,626)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(139)	192	470	(76)
Increase (decrease) in cash and cash equivalents during the period	26,617	(11,797)	13,834	(11,162)
Cash and cash equivalents, beginning of period	86,016	90,277	98,799	89,642
Cash and cash equivalents, end of period	$112,633	$78,480	$112,633	$78,480

Cash paid during the period (included in cash flows from operating activities):
Interest	$22,272	$25,604	$72,373	$60,036
Income taxes, net of refunds	6,688	15,682	20,542	28,815
Supplemental disclosure of cash flow information (note 13).
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2025 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the periods ended September 28, 2025
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:
Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three and nine months ended September 28, 2025 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:
(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2024 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on October 28, 2025.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters of the fiscal year.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

QUARTERLY REPORT - Q3 2025 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:
IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance-linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt only the amendments to the classification of financial assets. The Company is currently evaluating the potential impact of these amendments on its consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.

4. MERGER AGREEMENT AND FINANCING ARRANGEMENTS:
On August 13, 2025, the Company and HanesBrands Inc. (“HanesBrands”) announced a definitive merger agreement (the "Merger Agreement") under which the Company will acquire HanesBrands for a combination of Gildan common shares and cash. The merger consideration has been estimated to be valued at approximately $2.4 billion comprised of the non-cash estimated share consideration of $2,086 million, which is based on 0.102 Gildan Common Shares being issued per share of HanesBrands common stock (353.8 million shares of HanesBrands common stock outstanding as of September 28, 2025), multiplied by a share price of $57.67, which is the closing share price of the Gildan common shares on the NYSE on September 28, 2025; and cash consideration of approximately $283.0 million, based on payment of $0.80 per share of HanesBrands common stock outstanding at closing and 353.8 million shares of HanesBrands common stock outstanding on September 28, 2025, and equity award consideration. The estimated purchase consideration implies an enterprise value of approximately $4.6 billion for HanesBrands, based on HanesBrands debt outstanding on September 28, 2025. The transaction is subject to HanesBrands shareholder approval and other customary closing conditions, including regulatory approvals, and the Gildan common shares to be issued pursuant to the merger agreement being approved for listing on the New York Stock Exchange and the Toronto Stock Exchange. The transaction is expected to close in late 2025 or early 2026. The final consideration will be determined based on the share price at the time of closing and the number of HanesBrands shares outstanding as of that date.

In connection with the proposed HanesBrands acquisition, on August 13, 2025, the Company entered into a debt commitment letter providing for certain debt financing, the proceeds of which are expected to be used, to fund the cash portion of the consideration for the HanesBrands acquisition, repay certain of HanesBrands' existing indebtedness and pay expenses incurred in connection with the acquisition. The financing was initially comprised of a bridge facility in an aggregate principal amount of $1.2 billion and term loans in an aggregate principal amount of $1.1 billion, consisting of $500 million of 2-year term loans and $600 million of 3-year term loans (the “New Term Loan Facility”). On September 10, 2025, the Company entered into a joinder to the debt commitment letter pursuant to which a portion of the commitments in respect of the bridge facility and New Term Loan Facility were syndicated to certain other financial institutions. The bridge facility commitment was subsequently terminated in the fourth quarter of 2025 upon closing of the offering by the Company of $1.2 billion aggregate principal amount of senior unsecured notes (which offering is further described below). The New Term Loan Facility is expected to be available for borrowing on closing of the HanesBrands acquisition. In the event that the HanesBrands acquisition does not close, the New Term Loan Facility will be cancelled.

QUARTERLY REPORT - Q3 2025 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
4. MERGER AGREEMENT AND FINANCING ARRANGEMENTS (continued):

The New Term Loan Facility bears interest, at the Company's option, at Term SOFR plus a 0.10% adjustment plus an applicable margin of 1.45% to 1.58%, which applicable margin varies depending on the Company's public debt ratings. The 2-year term loans will mature two years after closing of the New Term Loan Facility and the 3-year term loans will mature three years after closing of the New Term Loan Facility. The term loans will include covenants substantially similar to those under Gildan’s existing credit agreements.

In addition, on September 16, 2025, the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1 billion to $1.2 billion. The increase in the revolving commitments is subject to the closing of the HanesBrands acquisition.

Subsequent to quarter end, on October 7, 2025, the Company issued 4.700% Series 1 U.S. senior unsecured notes ("Series 1 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2030. Additionally, on the same date, the Company issued 5.400% Series 2 U.S. senior unsecured notes ("Series 2 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2035. The notes were offered in the Unites States of America on a private placement basis. Accordingly, the bridge facility commitment was terminated upon the closing of the offering of the Series 1 and Series 2 U.S. notes.

The Company intends to use the net proceeds of the Series 1 U.S. notes and Series 2 U.S. notes together with cash on hand and proceeds of the New Term Loan Facilities to fund the cash consideration for the HanesBrands acquisition, repay a majority of HanesBrands existing indebtedness, and pay transaction fees and expenses related to the acquisition and related financings. The Series 1 U.S. notes and Series 2 U.S. notes will be subject to a special mandatory redemption provision, which provides that if (i) the acquisition of HanesBrands by Gildan is not consummated on or prior to the later of (x) May 20, 2026 and (y) the date that is five business days after any later date to which the parties to the Merger Agreement may agree to extend the “End Date” in the Merger Agreement (such later date, the “Special Mandatory Redemption End Date”), (ii) the Merger Agreement is terminated and the acquisition of HanesBrands by Gildan has not been consummated or (iii) Gildan notifies the trustee under the indenture governing the U.S. notes in writing that it has determined that the acquisition of HanesBrands by Gildan will not be consummated prior to the Special Mandatory Redemption End Date or at all, then Gildan will be required to redeem all of the outstanding Series 1 U.S. notes and Series 2 U.S. notes no later than 30 days after the sending of the notice of the occurrence of the Special Mandatory Redemption Event to the holders of Series 1 U.S. notes and Series 2 U.S. notes, at a special mandatory redemption price equal to 101% of the aggregate principal amount of the applicable notes plus accrued and unpaid interest, if any, to, but excluding, the date of such special mandatory redemption.

Included in other non-current assets in the condensed interim consolidated statements of financial position as at September 28, 2025 is $6.1 million mainly relating to debt issuance costs and to a lesser extent costs relating directly to the equity issuance for the future closing of the HanesBrands transaction. The Company has commitments for additional costs to be incurred after September 28, 2025 in connection with the Merger Agreement.

QUARTERLY REPORT - Q3 2025 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. TRADE ACCOUNTS RECEIVABLE:

	September 28, 2025	December 29, 2024
Trade accounts receivable	$736,058	$553,420
Allowance for expected credit losses	(12,204)	(11,061)
	$723,854	$542,359

As at September 28, 2025, trade accounts receivable being serviced under a receivables purchase agreement amounted to $309.5 million (December 29, 2024 - $272.1 million). The receivables purchase agreement, which allows for the sale of a maximum of $400 million of accounts receivable at any one time, expires on June 16, 2026, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $4.9 million (2024 - $4.4 million) and $12.3 million (2024 - $12.1 million) for the three and nine months ended September 28, 2025, respectively, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Allowance for expected credit losses, beginning of period	$(13,398)	$(11,636)	$(11,061)	$(11,165)
Impairment of trade accounts receivable	(805)	(27)	(3,342)	(841)
Write-off (Recovery) of trade accounts receivable	1,999	(43)	2,199	300
Allowance for expected credit losses, end of period	$(12,204)	$(11,706)	$(12,204)	$(11,706)

6. INVENTORIES:

	September 28, 2025	December 29, 2024
Raw materials and spare parts inventories	$186,076	$170,321
Work in progress	72,426	65,399
Finished goods	989,456	874,842
	$1,247,958	$1,110,562

QUARTERLY REPORT - Q3 2025 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		September 28, 2025	December 29, 2024
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	6.0%	$—	$—	Mar 2030
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	358,650	347,050	Nov 2029
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	143,460	138,820	Nov 2031
Senior unsecured Canadian notes, Series 3, interest at CORRA plus 1.26%, payable quarterly	5.8%	107,595	—	Mar 2028
Senior unsecured Canadian notes, Series 4, interest at fixed rate of 3.630%, payable semi-annually	5.8%	143,460	—	Mar 2028
Senior unsecured Canadian notes, Series 5, interest at fixed rate of 4.149%, payable semi-annually	5.6%	251,055	—	Nov 2030
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	n/a	—	300,000	Jun 2026
Term loan, interest at variable U.S. interest rate, payable monthly(5)	6.0%	300,000	300,000	Aug 2029
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(6)	n/a	—	100,000	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(6)(7)	n/a	—	50,000	Aug 2026
		$1,304,220	$1,235,870
Current portion of long-term debt
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	5.1%	300,000	—	Jun 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(6)	2.9%	100,000	—	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(6)(7)	2.9%	50,000	—	Aug 2026
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(2)(4)(8)	n/a	—	300,000	n/a
		$450,000	$300,000
Long-term debt (including current portion)		$1,754,220	$1,535,870
n/a = not applicable
(1)Represents the annualized effective interest rate for the nine months ended September 28, 2025, including the impact of interest rate swaps and cross currency interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $9.8 million (December 29, 2024 - $10.8 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments). The term loan matures on June 30, 2026.
(5)The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances at adjusted Term SOFR (includes a 0.10% reference rate adjustment) plus a spread ranging from 1% to 2% based on the Company's total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(6)The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(7)Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.
(8)The DDTL was fully repaid on March 19, 2025.

QUARTERLY REPORT - Q3 2025 51

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
7. LONG-TERM DEBT (continued):

On August 30, 2024, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and provides for a spread added to the adjusted Term SOFR which is based on the total net debt to EBITDA ratio (as defined in the term loan agreement).

On November 22, 2024, the Company issued at par, 4.362% Series 1 senior unsecured notes ("Series 1 Canadian notes") with a principal amount of $500 million in Canadian dollars ($357.1 million in U.S. dollars), which will mature on November 22, 2029. Additionally, on the same date, the Company issued at par, 4.711% Series 2 senior unsecured notes ("Series 2 Canadian notes") with a principal amount of $200 million in Canadian dollars ($142.9 million in U.S. dollars), which will mature on November 22, 2031. The notes were offered in Canada on a private placement basis.

The Series 1 Canadian notes and Series 2 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the combined principal at US$500 million and the interest at 5.49% and 5.765% respectively. Interest on these senior unsecured Canadian notes is payable semi-annually.

On March 13, 2025, the Company issued floating rate Series 3 senior unsecured notes ("Series 3 Canadian notes") with a principal amount of $150 million in Canadian dollars ($104 million in U.S. dollars), which will mature on March 13, 2028. The Series 3 floating rate notes were issued at par and bear interest at a rate equal to the daily compounded CORRA plus 1.26% annually. On the same date, the Company issued at par, 3.630% Series 4 senior unsecured notes ("Series 4 Canadian notes") with a principal amount of $200 million in Canadian dollars ($139 million in U.S. dollars), which will mature on March 13, 2028. Additionally, on the same date, the Company issued 4.149% Series 5 senior unsecured notes ("Series 5 Canadian notes") with a principal amount of $350 million in Canadian dollars ($243 million in U.S. dollars), which will mature on November 22, 2030. The notes were offered in Canada on a private placement basis.

The Series 3 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$104 million and converts the interest payment to SOFR plus 1.405%.

The Series 4 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$139 million. The Series 4 notes also have a fixed-to-floating interest rate swap to convert the fixed interest rate to SOFR plus 1.425%.

The Series 5 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$243 million and the interest at 5.635%.

All of these hedging instruments relating to the Senior unsecured notes are for the same duration as the hedged note.

Refer to Note 4 of these condensed interim consolidated financial statements for details regarding the financing arrangements entered into in connection with the proposed acquisition.

Under the terms of the revolving facility, term loan facilities and U.S. private notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants as at September 28, 2025.

QUARTERLY REPORT - Q3 2025 52

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. RESTRUCTURING AND ACQUISITION-RELATED COSTS (RECOVERIES):

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Employee termination and benefit costs	$—	$—	$3,551	$—
Exit, relocation and other costs	950	1,173	7,603	4,401
Net loss (gain) on disposal, and write-downs of property, plant and equipment, right-of-use assets and computer software related to exit activities	90	(116)	2,311	(5,439)
Acquisition-related transaction costs	18,192	—	18,879	—
Restructuring and acquisition-related costs (recoveries)	$19,232	$1,057	$32,344	$(1,038)

Restructuring and acquisition-related costs for the nine months ended September 28, 2025 include $18.9 million of costs incurred in connection with the proposed HanesBrands acquisition, $6.7 million of costs relating to the exit of third-party sewing contractor relationships in the south of Haiti, $4.0 million for the closure of a U.S. yarn-spinning facility, and other charges including costs relating to restructuring activities initiated in previous years. The $18.9 million in costs incurred in connection with the proposed HanesBrands acquisition are composed of the following: $10.3 million in legal and regulatory fees, $7.0 million in investment banking fees, and $1.6 million in due diligence fees. The Company has commitments for additional costs to be incurred after September 28, 2025 in connection with the proposed acquisition.

Restructuring and acquisition-related recoveries for the nine months ended September 29, 2024 related to the following: $5.4 million in gains on disposals primarily relating to the sublease of a closed distribution facility in the western United States, partially offset by costs of $4.4 million mainly related to the completion of previously initiated restructuring activities.

QUARTERLY REPORT - Q3 2025 53

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER INFORMATION:
(a) Depreciation and amortization:

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Depreciation of property, plant and equipment	$29,162	$26,856	$86,952	$82,928
Depreciation of right-of-use assets	3,808	3,126	11,578	10,460
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	997	3,425	(2,935)	1,401
Amortization of intangible assets, excluding computer software	1,923	1,924	5,770	6,181
Amortization of computer software	1,244	1,197	3,707	3,940
Depreciation and amortization included in net earnings	$37,134	$36,528	$105,072	$104,910

Included in property, plant and equipment as at September 28, 2025 is $37.7 million (December 29, 2024 - $57.7 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at September 28, 2025 is $4.2 million (December 29, 2024 - $3.9 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

As at September 28, 2025, the Company has approximately $60.2 million in commitments to purchase property and equipment, mainly related to manufacturing operations.

(b) Financial expenses, net:

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Interest expense on financial liabilities recorded at amortized cost	$26,592	$23,032	$76,245	$57,119
Bank and other financial charges	6,792	5,743	17,989	16,556
Bridge facility commitment fees(1)	9,275	—	9,275	—
Interest accretion on discounted lease obligations	1,334	1,246	4,026	3,483
Interest accretion on discounted provisions	124	108	368	321
Foreign exchange (gain) loss	(409)	88	(2,339)	(264)
Financial expenses, net	$43,708	$30,217	$105,564	$77,215
1) Bridge facility commitment fees relate to charges incurred as a part of the financing arrangement (refer to note 4 of these condensed interim consolidated financial statements for additional information).

QUARTERLY REPORT - Q3 2025 54

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. OTHER INFORMATION (continued):
(c) Related party transaction:
The Company incurred expenses for aircraft and other services of $0.2 million (2024 - $0.4 million) and $0.8 million (2024 - $1.0 million) respectively, for the three and nine months ended September 28, 2025, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at September 28, 2025, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.1 million (December 29, 2024 - $0.2 million).

As at September 28, 2025, the Company has a commitment of nil under this agreement, which relates to minimum usage fees for the remainder of fiscal 2025.

Included in selling, general and administrative expenses (SG&A), for the three and nine months ended September 29, 2024, were the following related party transactions relating to the fiscal 2024 proxy contest:

–Nil and $21.6 million, respectively, of severance and other termination benefits to outgoing executives (see note 9(e)). The cash payouts in the second quarter of 2024 for the severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj.
–Nil and $9.4 million, respectively, in accrued expenses relating to the approved reimbursement of legal and other advisory expenses incurred by Browning West (one of the Company's shareholders which has a partner serving on the Company’s Board of Directors since May 23, 2024). The approved reimbursement related to expenses incurred by Browning West relating to the proxy contest which arose following the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy, and his subsequent reinstatement as President and Chief Executive Officer on May 24, 2024.
–Refer to note 9(e) for compensation expenses relating to Mr. Chamandy’s reinstatement as President and CEO, as well incremental costs relating to the previous Board and refreshed Board.

(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the condensed interim consolidated statements of financial position:

	September 28, 2025	December 29, 2024
Current	$21,189	$17,749
Non-current	96,080	99,671
	$117,269	$117,420

The following table presents the future minimum lease payments under non-cancellable leases (including short-term leases) as at September 28, 2025:

September 28, 2025
Less than one year	$30,380
One to five years	72,201
More than five years	33,779
$136,360

For the three and nine months ended September 28, 2025, the total cash outflow for recognized lease obligations (including interest) was $7.1 million and $18.7 million (2024 - $5.2 million and $14.2 million) respectively, of which $5.8 million and $14.7 million (2024 - $3.9 million and $10.7 million) respectively, was included as part of cash outflows used in financing activities.

QUARTERLY REPORT - Q3 2025 55

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. OTHER INFORMATION (continued):

(e) Costs relating to proxy contest and leadership changes and related matters:

For the three and nine months ended September 28, 2025 costs relating to proxy contest and leadership changes and related matters included in SG&A expenses amounted to $0.2 million and $2.2 million, respectively, and included the following:

•Advisory fees on shareholder matters of $0.4 million and $2.1 million, respectively;
•Stock-based compensation relating to special retention awards, net of jobs credits, of $0.2 million (recovery) and nil, respectively. At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards having vested at the end of 2024; and
•Incremental costs relating to the previous Board and refreshed Board of nil and $0.1 million, respectively. This charge relates to the increase in value of the deferred share units (DSU) liability.
For the three and nine months ended September 29, 2024 costs relating to proxy contest and leadership changes and related matters included in SG&A expenses amounted to $5.5 million and $82.3 million, respectively, and included the following:

•Advisory fees on shareholder matters of $2.5 million and $35.8 million, respectively;
•Severance and other termination benefits of nil and $21.6 million, respectively, to outgoing executives (Mr. Tyra and Mr. Bajaj) following the conclusion of the proxy contest in May 2024 which includes an expense of $12.3 million resulting from the accelerated vesting of RSU awards;
•Compensation expenses relating to Mr. Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer of nil and $8.9 million, respectively. The expense includes nil and $1.7 million, respectively, for short-term incentive plan benefits, as well as nil and $17.0 million, respectively, in stock-based compensation expense adjustments for reinstated share-based awards (for which a reversal of compensation expense of approximately $6 million was recorded in the fourth quarter of fiscal 2023), partially offset by the reversal of nil and $9.8 million, respectively, in severance benefits which had been accrued in the fourth quarter of 2023;
•Incremental costs relating to the previous Board and refreshed Board of $1.4 million and $8.8 million, respectively. These charges include nil and $4.8 million, respectively, for a Directors and Officers run-off insurance policy, $0.2 million and $0.6 million, respectively, for special board meeting fee payments, and $1.2 million and $3.4 million, respectively, for the increase in value of the deferred share units (DSU) liability;
•Stock-based compensation relating to special retention awards of $1.6 million and $4.2 million, respectively. At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024; and
•Advisory, legal and other expenses of nil and $3.0 million, respectively, with respect to the announced review process initiated by the previous Board following receipt of a confidential non-binding expression of interest to acquire the Company.

(f) Government assistance:
For the three and nine months ended September 28, 2025 the Company recognized $4.8 million and $13.3 million (2024 - $3.3 million and $12.2 million), respectively, in cost of sales in the condensed interim consolidated statements of earnings and comprehensive income relating to government assistance for production costs.

During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. For the three and nine months ended September 28, 2025 the Company recognized $12.2 million and $31.9 million (2024 - $6.8 million and $24.0 million), respectively, for this jobs credit, as a reduction of SG&A expenses in the condensed interim consolidated statements of earnings and comprehensive income, which was mostly applied as a reduction to income taxes payable.

QUARTERLY REPORT - Q3 2025 56

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. OTHER INFORMATION (continued):

(g) Share repurchases:
On June 20, 2024, Canada’s Bill C-59 was enacted into law, which, among other things, introduced a 2% tax on the annual net value of share repurchases by public corporations in Canada occurring on or after January 1, 2024. The Company is subject to this tax which is based on the shares repurchased for cancellation under the Company’s normal course issuer bid (NCIB) program. The tax cost for the nine months ended September 28, 2025 was $3.3 million (2024 - $10.6 million) and has been recorded as a charge to retained earnings. The fiscal 2025 tax cost is included in accounts payable and accrued liabilities in the condensed interim consolidated statements of financial position as at September 28, 2025, as the amount is only payable in 2026.

10. FAIR VALUE MEASUREMENT:
Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	September 28, 2025	December 29, 2024
Financial assets
Amortized cost:
Cash and cash equivalents	$112,633	$98,799
Trade accounts receivable	723,854	542,359
Financial assets included in prepaid expenses, deposits and other current assets	91,680	56,785
Long-term non-trade receivables included in other non-current assets	15,520	22,321
Derivative financial instruments designated as effective hedging instruments:
Derivative financial assets included in prepaid expenses, deposits and other current assets	5,772	12,108
Derivative financial assets included in other non-current assets	8,333	—
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	$566,616	$478,317
Long-term debt - bearing interest at variable rates	757,595	950,000
Long-term debt - bearing interest at fixed rates(2)	996,625	585,870
Derivative financial instruments designated as effective hedging instruments:
Derivative financial liabilities included in accounts payable and accrued liabilities	18,632	11,756
Derivative financial liabilities included in other non-current liabilities	2,142	8,602
(1) Accounts payable and accrued liabilities include $15.8 million (December 29, 2024 - $11.6 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $37.3 million (December 29, 2024 - $37.8 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to the bank counterparty under the receivables purchase agreement that is disclosed in note 5 to these unaudited condensed interim consolidated financial statements.
(2) The fair value of the long-term debt bearing interest at fixed rates was $1,031.3 million as at September 28, 2025 (December 29, 2024 - $627.3 million).

QUARTERLY REPORT - Q3 2025 57

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
10. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company has also entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its series 1,2,3 and 5 notes liability and interest expense denominated in Canadian dollars. These cross-currency swaps were designated at inception and are accounted for as a cash flow hedges, and to the extent that the hedges are effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments impact net income.

The Company also entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its Series 4 notes liability and fixed interest expense denominated in Canadian dollars. The cross-currency swap has been designated at inception and is accounted for as a fair value hedge of the changes in fair value arising from the changes in the risk-free interest rate and foreign currency exchange rate. The carrying amount of the Series 4 notes liability is adjusted for the fair value change attributable to the hedged risk with a corresponding entry in profit or loss. The fair value changes on the cross-currency swap are recognized in profit or loss within the same line item.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q3 2025 58

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$(17,516)	$(1,946)	$(3,963)	$(429)
Commodity price risk	(8,514)	278	(16,685)	(2,503)
Interest rate risk	128	(6,427)	245	(2,460)
Income taxes	381	19	1,277	4
Amounts reclassified from OCI to inventory, related to commodity price risk	5,085	1,594	11,327	(5,479)
Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity price risk, and interest rate risk, and included in:
Net sales	2,785	(204)	2,310	(166)
Selling, general and administrative expenses	(60)	125	782	96
Financial expenses, net	23,107	2,171	(18,961)	(1,776)
Income taxes	(86)	(3)	132	(9)
Other comprehensive income (loss)	$5,310	$(4,393)	$(23,536)	$(12,722)

As at September 28, 2025, accumulated other comprehensive loss of $23.6 million consisted of net deferred loss on cross currency interest rate swaps of $8.1 million, net deferred losses on forward foreign exchange contracts of $1.1 million, net deferred losses on commodity forward, option, and swap contracts of $18.0 million partially offset by net deferred gains on interest rate swap contracts of $2.2 million and net deferred tax recovery of $1.4 million. Approximately $24.6 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q3 2025 59

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. EARNINGS PER SHARE:
Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Net earnings - basic and diluted	$120,155	$131,474	$342,766	$268,547
Basic earnings per share:
Basic weighted average number of common shares outstanding	149,230	160,862	150,622	165,912
Basic earnings per share	$0.81	$0.82	$2.28	$1.62
Diluted earnings per share:
Basic weighted average number of common shares outstanding	149,230	160,862	150,622	165,912
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	53	165	73	144
Diluted weighted average number of common shares outstanding	149,283	161,027	150,695	166,056
Diluted earnings per share	$0.80	$0.82	$2.27	$1.62

Excluded from the above calculation for the three and nine months ended September 28, 2025 are 1.7 million and 1.7 million treasury RSUs (2024 - nil and nil), respectively, which are considered contingently issuable shares for which performance conditions have not been met as at September 28, 2025.

13. SUPPLEMENTAL CASH FLOW DISCLOSURE:
(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities - other items:

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Unrealized net (gain) loss on foreign exchange and financial derivatives	$964	$(137)	$2,685	$(641)
Cash settled share-based awards in connection with outgoing executives' termination benefits	—	—	—	(15,396)
Non-cash restructuring (recoveries) costs related to property, plant and equipment (PP&E), right-of-use assets, and computer software (note 8)	89	(117)	2,311	(5,511)
Timing differences between settlement of financial derivatives and transfer of deferred gains or losses in accumulated OCI to inventory and net earnings	4,730	2,952	(981)	(2,810)
Other non-current assets	(7,184)	(471)	(2,456)	(5,271)
Other non-current liabilities	3,638	2,618	1,791	1,269
Bridge facility commitment fees	9,275	—	9,275	—
	$11,512	$4,845	$12,625	$(28,360)

QUARTERLY REPORT - Q3 2025 60

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
13. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):
(b) Variations in non-cash transactions:

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Shares repurchased for cancellation included in accounts payable and accrued liabilities	$(1,470)	$286	$(937)	$(3,984)
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	1,509	(1,848)	1,855	(258)
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	(10)	(27)	(10)	(133)
Additions to right-of-use assets included in lease obligations	5,136	752	14,166	17,277
Amounts payable relating to taxes on share repurchases included in accounts payable and accrued liabilities	860	7,246	3,336	10,629
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	199	7,021	16,613	17,451
Reclass from accounts payable and accrued liabilities to contributed surplus pursuant to change in settlement of restricted share units	—	(2,384)	—	(2,384)
Amounts payable relating to non-Treasury RSUs to be settled in cash included in accounts payable and accrued liabilities	—	—	—	2,384
Deferred compensation credited to contributed surplus	—	—	(1,540)	1,333
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	445	426	1,329	836

(c) Changes in working capital balances:

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Trade accounts receivable	$(17,084)	$(12,472)	$(177,354)	$(200,822)
Income taxes	17,411	6,612	22,264	25,733
Inventories	(33,435)	10,288	(134,461)	(8,677)
Prepaid expenses, deposits and other current assets	(16,841)	(14,491)	(40,043)	2,906
Accounts payable and accrued liabilities	85,593	5,194	100,090	60,134
	$35,644	$(4,869)	$(229,504)	$(120,726)

QUARTERLY REPORT - Q3 2025 61

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. CONTINGENT LIABILITIES:
Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

The Company records a liability when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. The Company reviews these matters at least quarterly and adjusts these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.

15. DISAGGREGATION OF REVENUE:
Net sales by major product group were as follows:

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Activewear	$830,520	$788,301	$2,300,054	$2,116,936
Hosiery and underwear	80,047	102,805	240,689	332,134
	$910,567	$891,106	$2,540,743	$2,449,070

Net sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
United States	$819,465	$798,721	$2,277,594	$2,180,431
Canada	30,842	28,240	90,807	81,066
International	60,260	64,145	172,342	187,573
	$910,567	$891,106	$2,540,743	$2,449,070

QUARTERLY REPORT - Q3 2025 62